FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "COMPANY")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

April 27, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on April 27, 2020 through Intrado (formerly Globenewswire) and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced that Dr. Rui Feng has resigned as CEO of the Company and that Dr. Mark Cruise, the Company's COO, has been appointed CEO effective immediately.

Item 5.	Full Description of Material Change

See the news release attached hereto.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

April 27, 2020

NEWS RELEASE

Trading Symbol:   TSX-V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES LEADERSHIP TRANSITION

Vancouver, British Columbia – (April 27, 2020) – New Pacific Metals Corp. (TSX-V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) announces that Dr. Rui Feng, New Pacific’s founder and Chief Executive Officer (”CEO”), has stepped down as CEO. Dr. Mark Cruise, New Pacific’s Chief Operating Officer (“COO”), is appointed CEO, effective immediately.

Dr. Feng will remain as a director of the Company and will continue to be involved with the direction, strategy and governance of New Pacific.

“After incubating New Pacific from a grassroots exploration company to a successful explorer and developer following the discovery of the Silver Sand Deposit in Bolivia, it is a time for transition,” said Dr. Feng. “As part of the Company’s succession planning, Dr. Cruise joined the Company six months ago as COO. Over this time, he has shown great capacity in leadership and extensive expertise in advancing projects. Under his leadership, I am confident that the Company will make more discoveries and be successful in advancing the Silver Sand Project from current state to development and in enhancing shareholder value as the Company quickly evolves into its next level of growth.”

Since the acquisition of Silver Sand in July 2017, New Pacific has drilled over 90,000 metres in one of the largest greenfield exploration campaigns in Latin America during the period. This culminated in the inaugural Silver Sand Mineral Resource estimate on April 14, 2020 which defined the following silver resources (the Company’s first independent National Instrument 43-101 (“NI 43-101”) Mineral Resource estimate was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”); please see April 14, 2020 news release for further details):

• Measured & Indicated tonnage of 35.4 Mt @ 137 g/t Ag for 155.9 Moz contained Ag.

• Inferred tonnage of 9.8 Mt @ 112 g/t Ag for 35.6 Moz contained Ag.

The Silver Sand Deposit remains open for expansion.

The rapid development of the project in less than three years has led to strong returns for shareholders and established New Pacific as a premier silver development company.

Jack Austin, Chairman, commented, “On behalf of the Board, I want to recognize the immense contribution Rui has made to New Pacific by identifying and acquiring the Silver Sand Project, providing his visionary leadership and exploration expertise that led to this world-class discovery and, ultimately, the achievement of an inaugural resource, showcasing a new globally significant silver deposit. The Board is fortunate to have Rui remain as a Director, and looks forward to Mark steering the Company along the path of success that Rui has set. Mark’s track record of leadership and successfully developing discoveries into mines in Latin America will serve the Company well as he takes the reins.”

Dr. Cruise stated, “I am honoured to assume the role of CEO and the opportunity to lead New Pacific as we cement our position as the next major silver developer. The Company’s priority is to advance and de-risk our flagship Silver Sand Deposit to production in addition to building upon and leveraging our exploration expertise to continue to unlock value for our stakeholders in this emerging silver district and throughout the region.”

About New Pacific

New Pacific is a Canadian exploration and development company focused on the Silver Sand Deposit in Potosí Department, Bolivia, which hosts a Measured & Indicated Mineral Resource of 35.39 Mt @ 137 g/t Ag for 155.86 Moz, plus 9.84 Mt @ 112 g/t Ag for 35.55 Moz in the Inferred category.

For further information, contact:

New Pacific Metals Corp.
Gordon Neal President

Phone: (604) 633-1368

Fax:     (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY STATEMENTS REGARDING ESTIMATES OF MINERAL RESOURCES

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio- political, marketing or other relevant issues. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management and others.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended June 30, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward- looking statements or information.

The Company’s forward-looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements or information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.